Exhibit 99.24

RECEIPT

Blue Moon Metals Inc.

This is the receipt of the British Columbia Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated September 23, 2025 (the prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta,

Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

September 23, 2025

Alan Mayede

Alan Mayede, CPA, CA

Senior Securities Analyst, Corporate Finance

SEDAR Project Number 6337786